DRAFT FS 2014 Q1_v23_April 28_1105 AM

EXHIBIT 99.2

CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

	For the three months ended
(In thousands of United States Dollars except for shares and per share amounts, unaudited)	March 31, 2014	March 31, 2013
Revenue	$353,916	$534,873
Cost of sales excluding depletion, depreciation and amortization	(208,865)	(230,741)
Gross margin	145,051	304,132
Depletion, depreciation and amortization	(111,950)	(96,123)
Mine operating earnings	33,101	208,009

Expenses
General and administrative	(31,468)	(36,713)
Exploration and evaluation	(4,600)	(6,923)
Equity earnings from associate (Note 10)	1,165	133
Other expenses	(12,530)	(2,144)
Operating earnings	(14,332)	162,362
Finance income (Note 19)	6,623	3,575
Finance expense (Note 19)	(9,012)	(10,648)
Net finance expense	(2,389)	(7,073)

(Loss)/earnings before taxes	(16,721)	155,289
Income tax expense (Note 22)	(12,887)	(53,193)
Net (loss)/earnings attributable to Yamana Gold Inc. equity holders	$(29,608)	$102,096

Net (loss)/earnings per share attributable to Yamana Gold Inc. equity holders - basic and diluted	$(0.04)	$0.14

Weighted average number of shares outstanding (Note 15(b))
Basic	753,356	752,332
Diluted	753,356	753,609
The accompanying notes are an integral part of the condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

	For the three months ended
(In thousands of United States Dollars, unaudited)	March 31, 2014	March 31, 2013
Net (loss)/ earnings attributable to Yamana Gold Inc. equity holders	$(29,608)	$102,096

Other comprehensive income/(loss), net of taxes (Note16(a))
Items that may be reclassified subsequently to profit or loss:
- Net change in unrealized gains on available-for-sale securities	2,597	1,028
- Net change in fair value of hedging instruments	22,355	(7,530)
Total other comprehensive income/(loss)	24,952	(6,502)
Total comprehensive (loss)/income attributable to Yamana Gold Inc. equity holders	$(4,656)	$95,594
 The accompanying notes are an integral part of the condensed consolidated interim financial statements.

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	For the three months ended
(In thousands of United States Dollars, unaudited)	March 31, 2014	March 31, 2013
Operating activities
(Loss)/earnings before taxes	$(16,721)	$155,289
Adjustments to reconcile earnings before taxes to net operating cash flows:
Depletion, depreciation and amortization	111,950	96,123
Share-based payments (Note 17)	5,257	3,153
Equity earnings from associate (Note 10)	(1,165)	(133)
Finance income (Note 19)	(6,623)	(3,575)
Finance expense (Note 19)	9,012	10,648
Mark-to-market on sales of concentrate and price adjustments on unsettled invoices	7,844	10,920
Impairment of available-for-sale securities	2,098	401
Impairment of other assets	3,173	5,357
Other non-cash expenses	8,998	14,112
Decommissioning, restoration and similar liabilities paid	(777)	(609)
Cash distributions from associate (Note 10)	17,600	4,624
Income taxes paid	(47,024)	(82,091)
Cash flows from operating activities before non-cash working capital	93,622	214,219
Net change in non-cash working capital (Note 23(b))	(54,645)	(40,418)
Cash flows from operating activities	$38,977	$173,801
Investing activities
Acquisition of property, plant and equipment	$(145,864)	$(239,465)
Proceeds from option on mineral property	—	8,730
Interest income received	358	492
Acquisition of other assets and investments	(2,000)	(45,209)
Cash flows used in investing activities	$(147,506)	$(275,452)
Financing activities
Dividends paid (Note 15(c))	$(48,818)	$(48,875)
Proceeds of accumulated dividends relating to share cancellation	310	—
Interest and other finance expenses paid	(4,300)	(5,789)
Proceeds of notes payable and long-term liabilities (Note 14)	150,000	149,014
Cash flows from financing activities	$97,192	$94,350
Effect of foreign exchange on non-United States Dollar denominated cash and cash equivalents	1,083	303
Decrease in cash and cash equivalents	$(10,254)	$(6,998)
Cash and cash equivalents, beginning of period	$220,018	349,594
Cash and cash equivalents, end of period	$209,764	$342,596
Cash and cash equivalents are comprised of the following:
Cash at bank	$180,448	$326,904
Bank short-term deposits	$29,316	$15,692
Total	$209,764	$342,596

Supplementary cash flow information (Note 23)
The accompanying notes are an integral part of the condensed consolidated interim financial statements.

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
AS AT

(In thousands of United States Dollars, unaudited)	March 31, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	$209,764	$220,018
Trade and other receivables	74,717	80,101
Inventories (Note 6)	244,939	229,225
Other financial assets (Note 7)	80,559	81,304
Other assets (Note 8)	89,838	106,225
	699,817	716,873
Non-current assets:
Property, plant and equipment (Note 9)	10,292,810	10,260,801
Investment in associate (Note 10)	101,480	117,915
Investments (Note 11)	11,594	9,122
Other financial assets (Note 7)	21,647	47,679
Deferred tax assets	95,500	121,599
Intangibles	67,363	65,548
Other assets (Note 8)	85,285	71,180
Total assets	$11,375,496	$11,410,717

Liabilities
Current liabilities:
Trade and other payables	$332,446	$414,720
Income taxes payable	4,655	53,458
Other financial liabilities (Note 12)	176,946	157,445
Other provisions and liabilities (Note 13)	14,714	11,525
	528,761	637,148
Non-current liabilities:
Long-term debt (Note 14)	1,338,806	1,189,762
Decommissioning, restoration and similar liabilities	171,621	174,523
Deferred tax liabilities	1,988,010	2,024,541
Other financial liabilities (Note 12)	82,423	94,148
Other provisions and liabilities (Note 13)	136,389	132,490
Total liabilities	$4,246,010	$4,252,612

Equity
Share capital (Note 15)
Issued and outstanding 753,391,214 common shares (December 31, 2013 - 752,222,459 shares)	6,321,450	6,320,138
Reserves (Note 16(b))	(13,566)	(41,236)
Retained earnings	802,906	860,507
Equity attributable to Yamana shareholders	$7,110,790	$7,139,409
Non-controlling interest (Note 18)	18,696	18,696
Total equity	7,129,486	7,158,105
Total equity and liabilities	$11,375,496	$11,410,717
Subsequent events, contractual commitments and contingencies (Notes 5, 25 and 26).
The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Approved by the Board

“Peter Marrone”	“Patrick Mars”
Director	Director

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31,

(In thousands of United States Dollars, unaudited)	Share capital	Equity reserve	Hedging reserve	Available -for-sale reserve	Total reserves	Retained earnings	Equity attributable to Yamana shareholders	Non- controlling interest	Total equity
Balance at January 1, 2013	$6,304,801	$22,131	$(14,650)	$(220)	$7,261	$1,503,016	$7,815,078	$46,800	$7,861,878
Net earnings	—	—	—	—	—	102,096	102,096	—	102,096
Other comprehensive income, net of income tax (Note 16(a))	—	—	(7,530)	1,028	(6,502)	—	(6,502)	—	(6,502)
Transactions with owners
Exercise of stock options and share appreciation (Note 16(a))	127	(24)	—	—	(24)	—	103	—	103
Issued on vesting of restricted share units (Note 16(b))	2,205	(2,205)	—	—	(2,205)	—	—	—	—
Restricted share units (Note 16(b))	—	4,204	—	—	4,204	—	4,204	—	4,204
Dividends (Note 15(c))	—	—	—	—	—	(48,883)	(48,883)	—	(48,883)
Balance at March 31, 2013	$6,307,133	$24,106	$(22,180)	$808	$2,734	$1,556,229	$7,866,096	$46,800	$7,912,896

Balance at January 1, 2014	$6,320,138	$24,718	$(66,099)	$145	$(41,236)	$860,507	$7,139,409	$18,696	$7,158,105
Net loss	—	—	—	—	—	(29,608)	(29,608)	—	(29,608)
Other comprehensive income, net of income tax (Note 16(a))	—	—	22,355	2,597	24,952	—	24,952	—	24,952
Transactions with owners
Issued on vesting of restricted share units (Note 16(b))	2,385	(2,385)	—	—	(2,385)	—	—	—	—
Restricted share units (Note 16(b))	—	3,720	—	—	3,720	—	3,720	—	3,720
Share cancellation (Note 15)	(1,073)	1,383	—	—	1,383	—	310	—	310
Dividends (Note 15(c))	—	—	—	—	—	(27,993)	(27,993)	—	(27,993)
Balance at March 31, 2014	$6,321,450	$27,436	$(43,744)	$2,742	$(13,566)	$802,906	$7,110,790	$18,696	$7,129,486

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

YAMANA GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014
(With Comparatives as at December 31, 2013 and for the Three Months Ended March 31, 2013)

(Tabular amounts in thousands of United States Dollars unless otherwise noted, unaudited)

1.    NATURE OF OPERATIONS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian-headquartered gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company has significant precious metal properties and land positions throughout the Americas including in Brazil, Chile, Argentina and Mexico.

The Company plans to continue to build on its current production base through existing operating mine expansions and development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

Yamana Gold Inc. is a company domiciled in Canada. The address of the Company’s registered office is 200 Bay Street, Suite 2200, RBC Plaza North Tower Toronto, Ontario, Canada, M5J 2J3. The Company is listed on the Toronto Stock Exchange (Symbol: YRI) and The New York Stock Exchange (Symbol: AUY).

The condensed consolidated interim financial statements of the Company as at and for the three months ended March 31, 2014 comprise of the Company, its subsidiaries and the Company’s interest in its associate Minera Alumbrera Ltd.

2.    BASIS OF CONSOLIDATION AND PRESENTATION

(a) Statement of Compliance

These Condensed Consolidated Interim Financial Statements of the Company, including comparatives, have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These condensed consolidated interim financial statements were authorized for issuance by the Board of Directors of the Company on April 29, 2014.

(b) Basis of Preparation and Presentation

The condensed consolidated interim financial statements have been prepared on a going concern basis using historical cost except for the following items in the condensed consolidated interim balance sheet which are measured at fair value:

•	Derivative financial instruments

•	Financial instruments at fair value through profit or loss

•	Available-for-sale financial assets

•	Liabilities for cash-settled share-based payment arrangements

The condensed consolidated interim financial statements are presented in United States Dollars, which is the Company’s functional and presentation currency, and all values are rounded to the nearest thousand except where otherwise indicated.

Certain comparative figures in these condensed consolidated interim financial statements have been reclassified to conform with the financial statement presentation adopted for the current year (Refer to Note 7, 8, 12 and 13).

(c) Basis of Consolidation

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. The Company’s 56.7% interest in ADLF, is consolidated and the non-controlling interest of the Company’s partner is recorded (Note 18). All inter-company transactions and balances, revenue and expenses are eliminated on consolidation.

Joint arrangements are those entities over whose activities the Company has joint control, established by contractual agreement. The condensed consolidated interim financial statements include the Company’s proportionate share of its 50% interest in Aguas Frias S.A’s assets, liabilities, revenue and expenses with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that control ceases. A jointly controlled operation is a joint arrangement carried on by each party in the joint arrangement using its own assets in pursuit of the joint operations. The condensed consolidated interim financial statements include the assets that the Company controls and the liabilities that it incurs in the course of pursuing the joint operation and the expenses that the Company incurs and its share of the income that it earns from the joint operation.

An associate is an entity over which the Company’s ownership and rights arising from its equity investment provide the Company with the ability to exercise significant influence and are accounted for using the equity method. The Company’s investment in Minera Alumbrera Ltd. ("Alumbrera"), which owns the Bajo de la Alumbrera Mine in Argentina, has been accounted for using the equity method. Profits are added to the equity investment and cash distributions received reduce the equity investment. Where the Company transacts with an associate of the Company, profits and losses are eliminated to the extent of the Company’s interest in the associate. Balances outstanding between the Company and associate are not eliminated in the condensed consolidated interim financial statements.

The Company does not have any material off-balance sheet arrangements, excepted as noted in Contractual Commitments Note 25.

3.     SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated interim financial statements have been prepared on the basis of and using accounting policies, methods of computation and presentation consistent with those applied and disclosed in Note 3 and Note 5 to the Company's annual consolidated financial statements for the year ended December 31, 2013. The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

In preparing the consolidated financial statements in accordance with the IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company's consolidated financial statements. Actual future outcomes could differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgments and key sources of estimation uncertainty in the application of accounting policies during the first quarter ended March 31, 2014 were consistent to those disclosed in Note 4 to the Company's annual consolidated financial statements for the year ended December 31, 2013. Certain disclosures included in annual financial statements prepared in accordance with IFRS have not been included; these condensed consolidated interim financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2013.

4.    RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2013. Pronouncements that are not applicable to the Company have been excluded from this note.

The following pronouncements are mandatory for accounting periods after December 31, 2013.

(a)
IFRIC 21 Levies - the Interpretation is effective for annual periods beginning on or after January 1, 2014. This Standard provides clarification on the accounting for a liability to pay a levy. The Company has adopted this standard as of January 1, 2014 and determined the impact of this standard on the Company is not significant.

(b)	IFRS 9 Financial Instruments - No specific effective date has been announced for this Standard. The Company is assessing the impact of this Standard.

5.    ACQUISITION OF MINERAL INTERESTS

On April 16, 2014 , the Company, Agnico Eagle Mines Limited (“Agnico Eagle”) and Osisko Mining Corporation ("Osisko") announced they have entered into an agreement ("the Agreement") pursuant to which the Company and Agnico Eagle will jointly acquire a 100% interest in Osisko's issued and outstanding common shares for a total consideration of CAD$3.9 billion or CAD$8.15 per share. The total offer consists of approximately CAD$1.0 billion in cash, approximately CAD$2.33 billion in Yamana and Agnico Eagle shares, and shares of a new company (“Spinco”) with an implied value of approximately CAD$575 million.
Under the Agreement, Yamana and Agnico Eagle will form a joint acquisition entity (with each company owning 50%) which will acquire, by way of a plan of arrangement, all of the outstanding common shares of Osisko. Upon closing of the transaction, the Company and Agnico Eagle will each own 50% of Osisko, and will form a joint committee to operate the Canadian Malartic mine in Québec. The partners will also jointly explore and potentially develop the Kirkland Lake assets, and continue the exploration at the Hammond Reef, Pandora, and Wood-Pandora properties.
Upon implementation of the Agreement, each outstanding common share of Osisko will be exchanged for: (i) CAD$2.09 in cash; (ii) 0.26471 of a Yamana common share (a value of CAD$2.43 based on the closing price of CAD$9.18 for Yamana shares on the Toronto Stock Exchange as of April 15, 2014); (iii) 0.07264 of an Agnico Eagle common share (a value of CAD$2.43 based on the closing price of CAD$33.45 for Agnico Eagle shares on the Toronto Stock Exchange as of April 15, 2014); and (iv) one new common share of Spinco with a value of CAD$1.20 per share.
Pursuant to the plan of arrangement, certain assets of Osisko will be transferred to Spinco, the shares of which will be distributed to Osisko shareholders as part of the consideration. The following will be transferred to Spinco: (i) a 5% net smelter royalty (“NSR”) on the Canadian Malartic mine; (ii) CAD$155 million cash; (iii) a 2% NSR on the Kirkland Lake assets, the Hammond Reef project, and the Pandora and Wood-Pandora properties; (iv) all assets and liabilities of Osisko in its Guerrero camp; and (v) other investments.
Following the completion of the transaction, Osisko shareholders will own approximately 14.4% of Yamana and approximately 16.7% of Agnico Eagle.
The transaction is subject to the approval of Osisko shareholders by a two thirds vote at a meeting to be held later in May 2014. The approval of the shareholders of Yamana and Agnico Eagle is not required. The Agreement is expected to close by early June 2014 following receipt of all shareholder and court, regulatory and exchange approvals.
Pursuant to the terms of the Agreement, Osisko is subject to customary non-solicitation covenants. In the event a superior proposal is made to Osisko, Yamana and Agnico Eagle have a five business day right to match such proposal, and under certain circumstances in the event Osisko’s Board of Directors changes its recommendation or terminates the Agreement, Osisko has agreed to pay a termination fee of CAD$195 million to Yamana and Agnico Eagle, shared equally. In certain other circumstances where the transaction is not completed, Osisko has agreed to reimburse Yamana’s and Agnico Eagle’s expenses in the amount of CAD$10 million each for their costs.

6.    INVENTORIES

As at	March 31, 2014	December 31, 2013
Product inventories	$41,656	$46,930
Metal in circuit and gold in process	50,280	43,031
Ore stockpiles	55,700	52,013
Materials and supplies	97,303	87,251
	$244,939	$229,225

The amount of inventories recognized as an expense during the three months ended March 31, 2014, was $208.9 million (2013 - $230.7 million) and is included in cost of sales. During the three months ended March 31, 2014, a total charge of $2.4 million was recorded to adjust inventory to net realizable value (2013 - $4.3 million) which is included in cost of sales.

7.    OTHER FINANCIAL ASSETS

As at	March 31, 2014	December 31, 2013 (ii)
Income tax recoverable and installments	$59,789	$55,610
Tax credits receivable (i)	38,834	67,275
Derivative related assets (Note 21(a))	57	51
Other	3,526	6,047
	$102,206	$128,983

Current	80,559	81,304
Non-current	21,647	47,679
	$102,206	$128,983

(i) Tax credits receivable classified as other financial assets consist of sales taxes which are recoverable in the form of a refund from the respective jurisdictions in which the Company operates.
(ii) Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year. In particular, current and non-current assets increased by approximately $37 million and $38 million, respectively with an offsetting decrease in current and non-current assets.

8.    OTHER ASSETS

As at	March 31, 2014	December 31, 2013 (ii)
Tax credits recoverable (i)	$84,132	$79,715
Advances and deposits	53,673	73,309
Other long-term advances	37,318	24,381
	$175,123	$177,405

Current	89,838	106,225
Non-current	85,285	71,180
	$175,123	$177,405

(i) Tax credits recoverable classified as other assets consist of sales taxes which are recoverable against other taxes payable and value-added tax.
(ii) Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year. In particular, current and non-current assets increased by approximately $37 million and $38 million, respectively with an offsetting decrease in current and non-current assets.

9.    PROPERTY, PLANT AND EQUIPMENT

	Mining property costs subject to depletion (i)	Mining property costs not subject to depletion (ii) (iii)	Land, building, plant & equipment (iv)	Total
Cost, January 1, 2013	$3,553,461	$6,595,458	$1,707,843	$11,856,762
Additions	249,969	575,178	180,121	1,005,268
Transfers and other non-cash movements	51,105	24,022	(33,163)	41,964
Change in decommissioning, restoration & similar liabilities	(43,538)	—	(85)	(43,623)
Impairment	—	(557,273)	—	(557,273)
Reclassification	(49,583)	(26,911)	147,812	71,318
Disposals	(171)	(62,674)	(2,866)	(65,711)
Cost, December 31, 2013	$3,761,243	$6,547,800	$1,999,662	$12,308,705
Additions	39,786	70,057	19,292	129,135
Transfers and other non-cash movements	84,479	(94,687)	10,461	253
Change in decommissioning, restoration & similar liabilities	9,211	722	—	9,933
Reclassification	—	—	—	—
Disposals	(4)	(38)	(132)	(174)
Cost, March 31, 2014	$3,894,715	$6,523,854	$2,029,283	$12,447,852

Accumulated depreciation and impairment, January 1, 2013	$1,031,579	$—	$549,112	$1,580,691
Depreciation for the year	232,310	—	170,012	402,322
Reclassification	3,948	—	67,370	71,318
Disposal	—	—	(6,427)	(6,427)
Accumulated depreciation and impairment, December 31, 2013	$1,267,837	$—	$780,067	$2,047,904
Depreciation for the period	65,769	—	41,478	107,247
Reclassification	—	—	—	—
Disposal	—	—	(109)	(109)
Accumulated depreciation and impairment, March 31, 2014	$1,333,606	$—	$821,436	$2,155,042

Carrying value, December 31, 2013	$2,493,406	$6,547,800	$1,219,595	$10,260,801

Carrying value, March 31, 2014	$2,561,109	$6,523,854	$1,207,847	$10,292,810

(i)	The following table shows the reconciliation of capitalized stripping costs incurred in the production phase:

	2014	2013
Balance, as at January 1,	$181,350	$128,988
Additions	—	59,920
Amortization	(3,391)	(7,558)
Balance, end of period	$177,959	$181,350

(ii)
During the period ended March 31, 2014, the Company capitalized $12.4 million (2013 - $9.8 million) of interest costs for assets under construction. A weighted average capitalization rate of 4.8% (2013 — 4.8%) was used to determine the amount of borrowing costs eligible for capitalization.

(iii)
Assets not subject to depletion, depreciation and amortization include: capitalized mineral reserves and exploration potential acquisition costs, capitalized exploration & evaluation costs, capitalized development costs, assets under construction, capital projects and acquired mineral resources at operating mine sites. Mineral property costs not subject to depletion, depreciation and amortization are composed of the following:

As at	March 31, 2014	December 31, 2013
Projects not in production	$3,087,352	$3,128,642
Exploration potential	2,571,537	2,586,991
Assets under construction	864,965	832,167
Total	$6,523,854	$6,547,800

(iv)	Included in land, building, plant and equipment is $61.1 million of land which in not subject to depreciation (December 31, 2013 - $67.5 million)

10.    INVESTMENT IN ASSOCIATE

The Company holds a 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”). Although the investment is less than 20% of the outstanding shares of Alumbrera, other relevant factors have been examined by the Company to determine whether it has significant influence. Such factors include the proportion of seats on the board being assigned to the Company, nature of the business decisions that require unanimous consent of the directors, ability to influence the operating, strategic and financing decisions and the existing ownership composition vis-à-vis the Company’s ability to exercise significant influence.

The investment in this associate is, accordingly, accounted using the equity method. Earnings of Alumbrera have been included in the earnings of the Company since acquisition. Summarized financial information is as follows:

As at	March 31, 2014	December 31, 2013
Current assets	$574,061	$688,060
Non-current assets	$827,364	$851,224
Total assets	$1,401,425	$1,539,284

Current liabilities	193,524	264,228
Non-current liabilities	424,376	399,041
Total liabilities	617,900	663,269
Net assets	$783,525	$876,015

Company’s share of net assets of associate (12.5%)	$97,941	$109,502

For the three months ended	March 31, 2014	March 31, 2013
Company’s share of total revenues (12.5%) for the year	$48,781	$30,885
Company’s share of (loss)/earnings (12.5%) for the year	$1,165	$133

For the three months and year ended	March, 31, 2014	December 31, 2013
Balance of investment in associate, as at January 1,	$117,915	$219,744
Earnings (losses) from equity interest	1,165	(3,905)
Cash distributions	(17,600)	(27,924)
Investment impairment (i)	—	(70,000)
Balance, end of period	$101,480	$117,915

(i)	An impairment charge of $70.0 million was recognized in 2013 against the carrying value of the Company’s 12.5% equity interest in the Alumbrera mine.

11.    INVESTMENTS

As at		March 31, 2014			December 31, 2013
	Cost	Fair Value	Cumulative gains/(losses) in AOCI	Cost	Fair Value	Cumulative gains/(losses) in AOCI
Available-for-sale securities	$8,852	$11,594	$2,742	$8,977	$9,122	$145

Available-for-sale (“AFS”) financial assets are reviewed quarterly for significant or prolonged decline in fair value requiring impairment and more frequently when economic or market concerns warrant such evaluation. The review includes an analysis of the fact and circumstances of the financial assets, the market price of actively traded securities and other financial assets, the severity of loss, the financial position and near-term prospects of the investment, credit risk of the counterparties, the length of time the fair value has been below costs, both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time, management’s intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management’s market view and outlook. As at March 31, 2014, after management's review and based on objective evidence, a total impairment of $2.1 million (December 31, 2013 - $16.3 million), which represents the difference between the carrying value and the fair market value on certain available-for-sale securities, was recognized as other expenses in the condensed consolidated interim statement of operations.

12.    OTHER FINANCIAL LIABILITIES

As at	March 31, 2014	December 31, 2013 (iii)
Loan from Alumbrera (i)	$44,786	$44,570
Derivative related liabilities (Note 21(a))	41,157	64,060
Other taxes payable	11,798	17,082
Royalty payable (ii)	15,468	15,192
Severance accrual	24,731	24,606
Deferred Share Units liability (Note 17(b))	24,825	23,665
Export packing credit	68,827	41,998
Current portion of long-term debt (Note 14)	15,000	15,000
Other	12,777	5,420
	$259,369	$251,593

Current	176,946	157,445
Non-current	82,423	94,148
	$259,369	$251,593

(i)
On January 23, 2013, the Company received an unsecured loan of $43.8 million from Minera Alumbrera Ltd. that bears interest at a rate of 2% and matures in two years. No repayments were made during the quarter ended March 31, 2014 and the year 2013.

(ii)
The Company has an agreement with Miramar Mining Corporation (“Miramar” acquired by Newmont Mining Corporation) for a Proceeds Interest of Cdn$15.4 million. The agreement entitles Miramar to receive payment of this interest over time calculated as the economic equivalent of a 2.5% net smelter return royalty on all production from the Company’s mining properties held at the time of Northern Orion entering into the agreement, or 50% of the net proceeds of disposition of any interest in the Agua Rica property until the Proceeds Interest of Cdn$15.4 million is paid.

(iii)
Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year. In particular, non-current liabilities decreased by approximately $31 million and $38 million, respectively with an offsetting increase in non-current liabilities.

13.    OTHER PROVISIONS AND LIABILITIES

As at	March 31, 2014	December 31, 2013 (iii)
Provision for repatriation taxes payable(i)	$81,064	$81,064
Provision for taxes	24,262	20,050
Provision for silicosis (ii)	17,421	15,791
Other liabilities	28,356	27,110
	$151,103	$144,015

Current	14,714	11,525
Non-current	136,389	132,490
	$151,103	$144,015

(i)
The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders.  Total taxes in the amount of $81.1 million (December 31, 2013 - $81.1 million) have been accrued on the assumption that the profits will be repatriated.

(ii)
Provision for silicosis consists of amounts accrued to settle claims by former employees of Jacobina Mineração e Comércio Ltda (“JMC”), relating to silicosis. This balance represents management’s best estimate for all known and anticipated future obligations related to health claims against JMC prior to acquisition by the Company in April 2006. The amount and timing of any expected payments are uncertain as their determination is outside the control of the Company’s management. The Company estimates this contingency to be about $17.4 million as at March 31, 2014 (December 31, 2013 - $15.8 million).

(iii)
Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year. In particular, trade and other payables decreased by approximately $42 million with an offsetting increase in other current liabilities and other current provisions and liabilities of $30 million and $12 million, respectively.

14.    LONG-TERM DEBT

As at	March 31, 2014	December 31, 2013
$300 million senior debt notes (a)	$298,135	$298,088
$500 million senior debt notes (b)	497,067	496,979
$270 million senior debt notes (c)	254,470	254,440
$1 billion revolving facility (d)	289,134	140,255
Long-term portion (i)	$1,338,806	$1,189,762
Current portion of long-term debt (Note 12)	$15,000	$15,000
Total debt	$1,353,806	$1,204,762

(i)Balances are net of transaction costs of $11.2 million, net of amortization (December 31, 2013 - $10.2 million).

(a)	On June 10, 2013, the Company issued senior debt notes for a total of $300.0 million. These notes are unsecured and comprised of two series of notes as follows:

•	Series A - $35.0 million at a rate of 3.64% with maturity of June 10, 2018.

•	Series B - $265.0 million at a rate of 4.78% with maturity of June 10, 2023.

(b)	On March 23, 2012, the Company issued senior debt notes, through a private placement, for a total of $500.0 million in four series of unsecured notes as follows:

•	Series A - $75.0 million at a rate of 3.89% with a maturity of March 23, 2018.

•	Series B - $85.0 million at a rate of 4.36% with a maturity of March 23, 2020.

•	Series C - $200.0 million at a rate of 4.76% with a maturity of March 23, 2022.

•	Series D - $140.0 million at a rate of 4.91% with a maturity of March 23, 2024.

(c)	On December 18, 2009, the Company issued senior debt notes for a total of $270.0 million are unsecured and comprised of three series of notes as follows:

•	Series A - $15.0 million at a rate of 5.53% with a maturity of December 21, 2014.

•	Series B - $73.5 million at a rate of 6.45% with a maturity of December 21, 2016.

•	Series C - $181.5 million at a rate of 6.97% with a maturity of December 21, 2019.

(d)	On March 31, 2014, the Company increased its revolving facility from $750.0 million to $1.0 billion. The following summarizes the terms in respect to this facility:

•	The credit facility is unsecured and has a maturity date of March 31, 2019.

•
Amounts drawn bear interest at a rate of LIBOR plus 1.45% to 2.75% per annum, depending upon the Company’s leverage ratio defined as the net total debt to rolling twelve months earnings before interest, taxes, depreciation and amortization.

•	Undrawn amounts are subject to a commitment fee of 0.29% to 0.55% per annum depending upon the Company’s leverage ratio.

On April 16, 2014, the Company received commitments for an additional senior unsecured term facility for two years of up to a capacity of $750.0 million. The terms and covenants of the term facility are substantively the same as the existing revolving credit facility.

The following is a schedule of long-term debt principal repayments:

Long-term debt
2014	$15,000
2015	—
2016	73,500
2017	—
2018	110,000
2019 and thereafter	1,166,500
1,365,000

15.    SHARE CAPITAL

(a)	Common Shares Issued and Outstanding

The Company is authorized to issue an unlimited number of common shares at no par value.

For the three months ended	March 31, 2014		March 31, 2013
	Number of		Number of
Issued and fully paid - 753,391,214 common shares	common shares		common shares
(December 31, 2013 - 753,303,613 common shares):	(000’s)	Amount	(000’s)	Amount
Balance, as at January 1,	752,407	$6,320,138	752,222	$6,304,801
Exercise of options and share appreciation rights	—	—	9	127
Issued on vesting of restricted share units (Note 17(c))	184	2,385	176	2,205
Share cancellation (i)	(96)	(1,073)	—	—
Balance, end of period	752,495	$6,321,450	752,407	$6,307,133

(i)
During the period ended March 31, 2014, the Company canceled 0.1 million shares relating to entitlement to un-exchanged predecessor shares following the expiry of the period of surrender for a previous acquisition.

(b)	Weighted Average Number of Shares Outstanding for Earnings Per Share Calculation

For the three months ended	March 31, 2014	March 31, 2013
Weighted average number of common shares	753,356	752,332
Weighted average number of dilutive Restricted Share Units (RSU) (i)	—	1,052
Weighted average number of dilutive stock options (i)	—	225
Dilutive weighted average number of common shares	753,356	753,609

(i)	For the year ended March 31, 2014, the RSU and stock options outstanding have not been included in the weighted average number of shares outstanding as they are anti-dilutive.

(c)	Dividends Paid and Declared

For the three months ended	March 31, 2014	March 31, 2013
Dividend paid during the period	$48,818	$48,875
Dividend declared in respect of the period	$27,993	$48,883
Dividend paid during the period (per share)	$0.0650	$0.0650
Dividend declared in respect of the period (per share)	$0.0375	$0.0650

16.    ACCUMULATED OTHER COMPREHENSIVE INCOME and RESERVES

(a)	Accumulated Other Comprehensive Income

For the three months ended	March 31, 2014	March 31, 2013
Net change in unrealized gains on available-for-sale securities:
Change in fair value	$2,409	$1,028
Reclassification of losses recorded in earnings	188	—
	2,597	1,028
Net change in fair value of hedging instruments
Change in fair value	22,355	(8,503)
	22,355	(7,530)
Accumulated other comprehensive income/(loss) attributable to equity shareholders	$24,952	$(6,502)

(b)	Reserves

For the three months ended	March 31, 2014	March 31, 2013
Equity reserve
Balance, beginning of period	$24,718	$22,131
Exercise of stock options and share appreciation	—	(24)
Issue of restricted share units	3,720	4,204
Transfer of restricted share units to share capital on vesting	(2,385)	(2,205)
Share cancellation (Note 15)	1,383	—
Balance, end of period	$27,436	$24,106

Hedging reserve
Balance, beginning of period	$(66,099)	$(14,650)
Net change in fair value of hedging instruments	22,355	(7,530)
Balance, end of period	$(43,744)	$(22,180)

Available-for-sale reserve
Balance, beginning of period	$145	$(220)
Change in fair value of available-for-sale securities	2,409	1,028
Reclassification of losses on available-for-sale securities to earnings	188	—
Balance, end of period	$2,742	$808
Total reserve balance, end of period	$(13,566)	$2,734

The hedging reserve represents hedging gains and losses recognized on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognized in the condensed consolidated interim statement of operations when the hedged transaction impacts the condensed consolidated interim statement of operations, or is recognized as an adjustment to the cost of non-financial hedged items.

The available-for-sale reserve represents the revaluation of available-for-sale financial assets. Where a revalued financial asset is sold or impaired, the relevant portion of the reserve is recognized in the condensed consolidated interim statement of operations.

17.    SHARE-BASED PAYMENTS

The total compensation costs relating to share-based payments for the quarter ended March 31, 2014 were $5.3 million (December 31, 2013 — $7.7 million) and is comprised of the following:

For the three months ended	March 31, 2014	March 31, 2013
Equity-settled plans	$3,720	$4,204
Cash-settled plans	1,537	(1,051)
Total expense recognized as compensation expense	$5,257	$3,153

As at	March 31, 2014	December 31, 2013
Total carrying amount of liabilities for cash-settled arrangements (Note 12)	$24,825	23,665

(a)	Stock Options

The Company's Share Incentive Plan is designed to advance the interests of the Company by encouraging employees, officers, directors and consultants to have equity participation in the Company through the acquisition of common shares. The Share Incentive Plan is comprised of a share option component and a share bonus component. The aggregate maximum number of common shares that may be reserved for issuance under the Share Incentive Plan is 24.9 million (2013 - 24.9 million). Pursuant to the share bonus component of the Share Incentive Plan, common shares may be issued as a discretionary bonus to employees, officers, directors and consultants of the Company. Options granted under the share option component of the Share Incentive Plan vest immediately and have an exercise price of no less than the closing price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the date on which the options are granted and are exercisable for a period not to exceed ten years.

The Share Incentive Plan also provides for the granting of share appreciation rights to optionees. An optionee is entitled to elect to terminate his or her option, in whole or part, and, in lieu of receiving the common shares to which their terminated option relates, to receive that number of common shares, disregarding fractions which, when multiplied by the fair value of the common shares to which their terminated option relates, has a total value equal to the product of the number of such common shares times the difference between the fair value and the option price per share of such common shares, less any amount required to be withheld on account of income taxes.

A summary of the stock options granted to acquire common shares under the Company's Share Incentive Plan as at the period end and the changes thereof during the period are as follows:

For the three months and year ended	March 31, 2014		December 31, 2013
	Number of options (000’s)	Weighted average exercise price CAD$)	Number of options (000’s)	Weighted average exercise price (CAD$)
Outstanding, as at January 1,	2,728	$13.54	1,539	$18.53
Exercised	—	—	(9)	11.68
Expired	(57)	22.50	(135)	16.98
Granted	—	—	1,333	9.54
Outstanding, end of period	2,671	$13.54	2,728	$13.54
Exercisable, end of period	1,783	$15.47	1,839	$15.47

Expenses of $0.4 million (three months ended March 31, 2013 - expense of $nil) were recognized in respect of the amortization of options over the vesting period.

Stock options outstanding and exercisable as at March 31, 2014 are as follows:

	Outstanding		Exercisable
Exercise price	Quantity	Weighted average remaining contractual life	Quantity	Weighted average remaining contractual life
(Cdn$)	(000’s)	(Years)	(000’s)	(Years)
$0.01-$7.99	25	0.64	25	0.64
$9.00-$12.99	1,910	4.72	1,022	3.00
$17.00-$19.99	271	0.39	271	0.39
$23.00-$26.99	465	0.96	465	0.96
Total	2,671	3.59	1,783	2.04

(b)	Deferred Share Units (“DSU”)

DSU are granted to the eligible participants of the Deferred Share Unit Plan, who are non-executive directors of the Company or designated affiliates (an “eligible director”), and the Chairman or Chief Executive Officer (an “eligible officer”) of the Company. The number of DSU granted to each eligible director on each DSU issue-date has the value equal to at least one half of the director's remuneration payable in the current quarter. The Board may also grant, in its sole and absolute discretion, to an eligible officer the rights to acquire any number of DSU as a discretionary payment in consideration of past services to the Company. Each DSU entitles the holder, who ceases to be an eligible director or eligible officer, to a payment in cash without any further action on the part of the holder of the DSU on the relevant separation date. The value of a DSU is equal to the market value in Canadian dollars of a common share of the Company at the separation date.

Number of DSU (000's)
For the three months and year ended	March 31, 2014	December 31, 2014
Outstanding and exercisable, as at January 1,	2,634	2,029
Granted	39	631
Settled	—	(26)
Outstanding and exercisable, end of period	2,673	2,634

The value of the DSU as at March 31, 2014 was $24.8 million (December 31, 2013 — $23.7 million). In the three-month period ended March 31, 2014, the Company recorded mark-to-market loss of $1.2 million (three months ended March 31, 2013 — gain of $3.1 million) which is included in other operating expenses. Expenses of $0.4 million (three months ended March 31, 2013 - expense of $2.0 million) were recognized for DSU granted during the period.

(c)	Restricted Share Units (“RSU”)

RSU are granted to eligible employees and eligible contractors in order to secure for the Company the benefits inherent in the ownership of Company shares' by those eligible participants. From time to time, the Board, or as it delegates, determines the participants to whom RSU shall be granted by taking into consideration the present and potential contributions of the services rendered by the particular participant to the success of the Company. A RSU award granted to a participant will entitle the participant to receive a Canadian dollar payment in fully paid shares or, at the option of the Company, in cash on the date when the RSU award is fully vested upon the expiry of the restricted period in respect of the corresponding RSU award. Fair value of RSU is based on the market price on the day that the RSU is granted.

Number of RSU (000's)
For the three months and year ended	March 31, 2014	December 31, 2014
Outstanding and exercisable, as at January 1,	2,192	2,283
Granted	81	992
Vested and converted to common shares	(184)	(1,072)
Forfeited	(1)	(11)
Outstanding, end of period	2,088	2,192

In the period ended March 31, 2014, the Company credited $2.4 million (March 31, 2013 — $2.2 million) to share capital in respect of RSU that vested during the period and granted 80,547 RSU (March 31, 2013 — 47,013 RSU) with a weighted average grant date fair value of Cdn$10.11 (March 31, 2013 — Cdn$17.59). The expense for the year ended March 31, 2014 of $3.4 million (March 31, 2013 — $4.2 million) is included in general and administrative expenses.  The fair value of RSU as at March 31, 2014 was $20.2 million (March 31, 2013 — $17.3 million).

18.    NON-CONTROLLING INTEREST

The Company holds a 56.7% interest in Agua De La Falda (“ADLF”) project along with Corporación Nacional del Cobre de Chile (“Codelco”). The ADLF project is an exploration project which includes the Jeronimo Deposit and is located in northern Chile.

As at	March 31, 2014	December 31, 2013
Agua De La Falda S.A.	$18,696	$18,696

19.    FINANCE INCOME AND EXPENSE

For the three months ended March 31,	2014	2013
Interest income	$347	$496
Net foreign exchange gain	6,276	3,079
Finance income	$6,623	$3,575

Unwinding of discounts on provisions	$(3,141)	$(3,934)
Interest expense on long-term debt	(2,585)	(1,021)
Bank, financing fees and other	(3,286)	(5,693)
Finance expense	$(9,012)	$(10,648)
Net finance expense	$(2,389)	$(7,073)

The above finance income and finance expense include the following interest income and expense in respect of assets and liabilities not recorded at fair value:

For the three months ended March 31,	2014	2013
Total interest income on financial assets	$6,623	$3,575
Total interest expense on financial liabilities	$(9,012)	$(10,648)

20.    CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its long-term debt are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents).

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets. The Company has not made any changes to its policies and processes for managing capital during the year.

The externally imposed financial covenants on the revolving facility (Note 14) continue to be as follows:

(a)	Tangible net worth of at least $2.3 billion.

(b)	Maximum net total debt (debt less cash) to tangible net worth of 0.75.

(c)	Leverage ratio (net total debt/EBITDA) to be less than or equal to 3.5:1.

Not meeting these capital requirements could result in a condition of default by the Company. As at March 31, 2014, the Company has met all of the externally imposed financial covenants.

21.    FINANCIAL INSTRUMENTS

(a)	Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, investments, trade and other payables, long-term debt and derivative assets (liabilities). The carrying values of cash and cash equivalents, trade and other receivables, advances and deposits, trade and other payables approximate their fair values due to the relatively short-term nature of these instruments. Adjustments recognized in the balance sheet relating to concentrate sales are fair valued based on published and observable prices. Fair values of derivatives were based on published and observable market prices for similar instruments and on market closing prices at period end.

There were no material differences between the carrying value and fair value of non-current assets and liabilities. As at March 31, 2014, the long-term debt has a carrying value of $1.3 billion (December 31, 2013 — $1.2 billion), which is comprised of a revolving facility and senior debt notes with fair values of $289.1 million and $1,073.9 million, respectively (December 31, 2013 — $140.3 million and $1.05 billion). The fair value was calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company's own credit risk. Fair values of available-for-sale securities were calculated based on current and available market information.

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy. As at March 31, 2014, there were no embedded derivatives requiring separate accounting other than concentrate sales.
The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts its valuation models to incorporate a measure of credit risk.

Fair Value Measurements at March 31, 2014	Level 1 Input	Level 2 Input	Level 3 Input	Aggregate Fair Value
Assets:
Available-for-sale securities (Note 11)	$11,594	$—	$—	$11,594
Derivative related assets (Note 7)	—	57	—	57
	$11,594	$57	$—	$11,651
Liabilities:
Derivative related liabilities (Note 12)	$—	$41,157	$—	$41,157
	$—	$41,157	$—	$41,157

Fair Value Measurements at December 31, 2013	Level 1 Input	Level 2 Input	Level 3 Input	Aggregate Fair Value
Assets:
Available-for-sale securities (Note 11)	$9,122	$—	$—	$9,122
Derivative related assets (Note 7)	—	51	—	51
	$9,122	$51	$—	$9,173
Liabilities:
Derivative related liabilities (Note 12)	$—	$64,060	$—	$64,060
	$—	$64,060	$—	$64,060

Valuation Techniques

Available-for-Sale Securities

The fair value of publicly traded available-for-sale securities is determined based on a market approach reflecting the bid price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The Company continues to monitor the potential impact of the recent instability of the financial markets, and will adjust its derivative contracts for credit risk based upon the credit default swap spread for each of the counterparties as warranted.

Gold Sales Contracts and Metal Concentrate Sales Contracts

Gold sales are made at market observable spot prices. Metal concentrate sales are based on market prices of measurement dates, which are two or three months after shipment depending on the terms of the off-take agreements. The sales are measured initially and then adjusted monthly on the basis of prices quoted on the London Metal Exchange until measurement date. Therefore, metal concentrate sales would be classified within Level 2 of the fair value hierarchy. The Company continues to monitor and, as warranted, adjust for credit risk based upon the credit default swap spread for each of the counterparties.

Fair value of derivatives

The following table summarizes the fair value of derivative related assets:

As at	March 31, 2014	December 31, 2013
Currency contracts
Forward contracts	$57	$51
Total derivative related assets (Note 7)	57	51
Less: Current portion	(57)	(51)
Non-current portion	$—	$—

The following table summarizes the fair value of components of derivative related liabilities:

As at	March 31, 2014	December 31, 2013
Currency contracts
Forward contracts	$41,157	$64,060
Total derivative related liabilities (Note 12)	41,157	64,060
Less: Current portion	(21,881)	(32,979)
Non-current portion	$19,276	$31,081

Additionally, included in cost of sales excluding depletion, depreciation and amortization, are realized losses in the amount of $5.0 million (March 31, 2013 — $1.3 million realized gains) with respect to currency derivative contracts.

During the period, the Company entered into forward contracts to hedge against the risk of declining copper prices during the quotational period for a portion of its forecast copper concentrate sales. Included in sales are realized gains in the amount of $0.1 million (March 31, 2013 — $2.3 million realized gains) in respect of commodity derivative contracts settled during the period. There were no outstanding contracts as at March 31, 2014.

The hedging reserve net balance as at March 31, 2014 is negative $43.7 million (December 31, 2013 — negative $66.1 million), of that the Company estimates that approximately $22.9 million of net losses will be reclassified to earnings over the next twelve months and $20.8 million after twelve months. The total cash flow currency hedge gains in OCI (Note 16) for the period ended March 31, 2014 is $22.4 million (December 31, 2013 — loss $51.4 million).

(b)	Currency Risk

The Company’s sales are predominantly denominated in United States Dollars. The Company is primarily exposed to currency fluctuations relative to the United States Dollar as a portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso, the Chilean Peso and the Mexican Peso. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company.

The following table summarizes the details of the currency hedging program as at March 31, 2014:

	Brazilian Real to USD				Mexican Peso to USD
Year of Settlement	Brazilian Real Notional Amount (in thousands)	Weighted Average Contract Rate	Market rate as at March 31, 2014	Year of Settlement	Mexican Peso Notional Amount (in thousands)	Contract Fixed Rate	Market rate as at March 31, 2014
2014	362,520	2.0677	2.2630	2014	117,000	13.320	13.055
2015	519,048	2.2828	2.2630	2015	65,000	13.320	13.055
	881,568	2.1892	2.2630		182,000	13.320	13.055

(c)	Commodity Price Risk

Gold, copper and silver prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold, copper and silver-producing countries. The profitability of the Company is directly related to the market price of gold, copper and silver. A decline in the market prices for these precious metals could negatively impact the Company's future operations. The Company has not hedged any of its gold sales.

The Company's exposure to commodity prices are limited to the trade receivables associated with provisional pricing of metal concentrate sales particularly copper.  As the March 31, 2014, the Company had $72.7 million (December 31, 2013 — $77.2 million) in receivables relating to provisionally priced concentrate sales. For the three-month period ended March 31, 2014 the Company recognized losses of $7.8 million (March 31, 2013 — $10.9 million loss) on concentrate receivables.

(d)	Interest Rate Risk

As at March 31, 2014, the majority of the Company’s long-term debt was at fixed rates, the Company does not believe that it is exposed to significant interest rate risk.

(e)	Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties whilst also establishing policies to ensure liquidity of available funds. In addition, credit risk is further mitigated in specific cases by maintaining the ability to novate contracts from lower quality credit counterparties to those with higher credit ratings.

For cash and cash equivalents, trade and other receivables, derivative related assets, restricted cash and long-term tax credits, credit risk is represented by the carrying amount on the balance sheet. Cash and cash equivalents are deposited in highly rated corporations and the credit risk associated with these deposits is low. The Company sells its products to large international financial institutions and other organizations with high credit ratings. Historical levels of receivable defaults and overdue balances over normal credit terms are both negligible, thus the credit risk associated with trade receivables is also considered to be negligible. Long-term tax credits have negligible credit risk as they are receivable from the governmental authorities and are carried at their estimated fair value. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company does not have any assets pledged as collateral.

(f)	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.  Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk by spreading the maturity dates of derivatives over time, managing its capital expenditures and operating cash flows and by maintaining adequate lines of credit.  In addition, the Company addresses the capital management process as described in Note 20. Contractual maturities relating to contractual commitments are included in Note 25 and relating to long-term debt is included in Note 14.

22.    INCOME TAXES

Tax expense is recognized based on management's best estimate of the average annual income tax rate expected for the full financial year multiplied by the pre-tax income of the interim reporting period.

The following table reconciles income taxes calculated at statutory rates with the income tax expense in the condensed consolidated interim statements of operations:

For the three months ended	March 31, 2014	March 31, 2013
(Loss)/earnings before income taxes	$(16,721)	$155,289
Canadian statutory tax rate (%)	26.5%	26.5%

Expected income tax (recovery) expense	(4,431)	41,152
Impact of higher foreign tax rates (i)	(13,985)	(7,551)
Interest and penalties	(27)	(12)
Permanent differences	12,597	8,841
Unused tax losses and tax offsets not recognized in deferred tax assets	(14,523)	(289)
Unrealized foreign exchange on intercompany debt	402	278
Unrealized foreign exchange	34,466	2,636
True-up of tax provisions in respect of prior years	(61)	(1,701)
Withholding taxes	2,353	1,790
Income not subject to income tax	(3,011)	2,077
Mining taxes on profit	546	6,263
Other	(1,439)	(291)
Income tax expense	$12,887	$53,193

Income tax expense is represented by:
Current income tax expense	$23,064	$52,196
Deferred income tax (recovery)/expense	(10,177)	997
Net income tax expense	$12,887	$53,193

(i)	The Company operates in multiple foreign tax jurisdictions that have tax rates that differ from the Canadian statutory rate.

23.    SUPPLEMENTARY CASH FLOW INFORMATION

(a)	Non-Cash Investing and Financing Transactions

For the three months ended	March 31, 2014	March 31, 2013
Interest capitalized to assets under construction	$12,393	$9,766
Issue of common shares on vesting of RSU (Note 17)	$2,385	$2,205
Transfer of equity reserve on exercise of stock options and share purchase appreciation rights	$—	$24

(b)	Net Change in Non-Cash Operating Working Capital

For the three months ended	March 31, 2014	March 31, 2013
Net (increase) decrease in:
Trade and other receivables	$(10,398)	$83,071
Inventories	(16,583)	(10,970)
Other assets	(6,322)	(26,840)
Net (decrease) increase in:
Trade payable and other payables	(20,351)	(86,809)
Other current liabilities	(11,757)	(4,100)
Movement in above related to foreign exchange	10,766	4,830
Net change in non-cash working capital	$(54,645)	$(40,818)

Change in non-cash working capital items are net of items related to Property, Plant and Equipment.

24.    OPERATING SEGMENTS

The Company’s primary format for reporting segment information is geographical segments, which are supplemented by information of individual mining operations. The Company performs its planning, decision making, cash flow management and other management activities on such segment structure and relies on a management team with its members positioned in the geographical regions where the Company’s key mining operations are located. In determining the Company’s segment structure, consideration is given to the similar operational, currency and political risks to which the mining operations within the same business and regulatory environment are exposed. Except for the Canada and Other segment, each mine within a segment derives its revenues mainly from the sales of precious metals through specific channels and processes as coordinated and managed by the corresponding regional management group.

Property, plant and equipment referred to below consist of land, buildings, equipment, mining properties subject to depletion and mining properties not subject to depletion which include assets under construction and exploration and evaluation costs.

As at March 31, 2014	Brazil	Chile	Argentina	Mexico	Canada and Other	Total
Property, plant and equipment	$2,556,198	$3,068,128	$3,813,785	$741,129	$113,570	$10,292,810
Intangibles	$7,023	$15,155	$1,497	$—	$43,688	$67,363
Investment in associate	$—	$—	$101,480	$—		$101,480
Non-current assets	$2,641,107	$3,132,310	$3,903,518	$741,129	$257,615	$10,675,679
Total assets	$2,937,038	$3,266,220	$4,023,183	$762,609	$386,446	$11,375,496
Total liabilities	$527,815	$772,545	$1,230,339	$175,502	$1,539,809	$4,246,010

As at December 31, 2013 (i)	Brazil	Chile	Argentina	Mexico	Canada and Other	Total
Property, plant and equipment	$2,516,393	$3,073,274	$3,810,213	$743,962	$116,959	$10,260,801
Intangibles	$5,389	$15,576	$1,497	$—	$43,086	$65,548
Investment in associate	$—	$—	$107,353	$—	$10,562	$117,915
Non-current assets	$2,601,877	$3,138,949	$3,975,922	$743,962	$233,134	$10,693,844
Total assets	$2,930,129	$3,241,944	$4,091,764	$793,881	$352,999	$11,410,717
Total liabilities	$598,781	$756,858	$1,260,596	$213,140	$1,423,237	$4,252,612

(i)
Certain comparative figures in the segment's balance sheet items have been reclassified to conform with the financial statement presentation adopted for the current year reflecting the Company's revised management structure and oversight of the operations. In particular, the properties collectively known as Suyai, which are now managed by our Argentinian operations, has been appropriately reclassified into this segment with respective adjustments to the comparative balances of $642.4 million.

SEGMENT OPERATING EARNINGS

For the three months ended March 31, 2014	Brazil	Chile	Argentina	Mexico	Canada and Other	Total
Revenues (i)	$126,586	$149,801	$45,921	$31,608	$—	$353,916
Cost of sales excluding depletion, depreciation and amortization	(89,419)	(66,556)	(36,829)	(16,061)	—	(208,865)
Gross margin	37,167	83,245	9,092	15,547	—	145,051
Depletion, depreciation and amortization	(25,134)	(53,627)	(21,592)	(9,749)	(1,848)	(111,950)
Mine operating earnings/(loss)	$12,033	$29,618	$(12,500)	$5,798	$(1,848)	$33,101

Equity earnings	$—	$—	$1,165	$—	$—	$1,165

(Loss)/earnings before taxes	$(23,228)	$19,015	$(18,258)	$2,184	$3,566	$(16,721)
Income tax (expense)/recovery	(3,485)	(6,713)	(28,375)	2,799	22,887	(12,887)
Net (loss)/earnings	$(26,713)	$12,302	$(46,633)	$4,983	$26,453	$(29,608)

Capital expenditures	$63,140	$46,280	$23,822	$9,039	$3,583	$145,864

(i)
Revenues are derived from sales of gold of $250.4 million (2013 - $390.8 million) and to a lesser extent silver of $44.9 million (2013 - $65.0 million) and copper of $82.4 million (2013- $104.0 million).

For the three months ended March 31, 2013	Brazil	Chile	Argentina	Mexico	Canada and Other	Total
Revenues	$182,985	$241,857	$42,108	$67,923	$—	$534,873
Cost of sales excluding depletion, depreciation and amortization	(109,450)	(86,576)	(14,853)	(19,862)	—	(230,741)
Gross margin	73,535	155,281	27,255	48,061	—	304,132
Depletion, depreciation and amortization	(27,316)	(45,114)	(12,860)	(10,147)	(686)	(96,123)
Mine operating earnings	$46,219	$110,167	$14,395	$37,914	$(686)	$208,009

Equity earnings	$—	$—	$133	$—	$—	$133

Earnings before taxes	$17,311	$110,695	$6,376	$24,630	$(2,539)	$156,473
Income tax expense	(5,991)	(25,916)	(11,031)	(3,937)	(5,633)	(52,508)
Net earnings/(loss)	$11,320	$84,779	$(4,655)	$20,693	$(8,172)	$103,965

Capital expenditures	$83,793	$62,898	$46,571	$13,625	$13,056	$219,943

25.    CONTRACTUAL COMMITMENTS

Construction and Service Contracts

As at	March 31, 2014	December 31, 2013
Within 1 year	$551,197	$577,886
Between 1 to 3 years	405,163	390,258
Between 3 to 5 years	141,400	139,756
After 5 years	7,730	6,934
	$1,105,490	$1,114,834

Operating Leases

The aggregate amount of minimum lease payments under non-cancellable operating leases are as follows:

As at	March 31, 2014	December 31, 2013
Within 1 year	$6,202	$6,103
Between 1 to 3 years	6,456	6,997
Between 3 to 5 years	2,365	2,365
After 5 years	302	302
	$15,325	$15,767

26.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the condensed consolidated interim financial statements of the Company.

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into with the plaintiff. The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project. On August 22, 2008, the National Commercial Court No. 13 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment to the National Commercial Appeals Court. On May 22, 2013, the appellate court overturned the first-instance decision. The appellate court determined that the plaintiff was entitled to make 50% of Northern Orion’s investment in the Alumbrera acquisition, although weighted the chance of the plaintiff's 50% participation at 15%. The matter was remanded to the first instance court to determine the value. On June 12, 2013, Northern Orion filed an extraordinary recourse with the appellate court in order to bring the matter before the Supreme Court for considering the National Commercial Appeals Court’s decision to be arbitrary. The extraordinary recourse was denied by the appellate court and this decision was notified to Northern Orion on December 20, 2013. Based on this decision, Northern Orion filed an appeal directly with the Supreme Court of Argentina on February 3, 2014. Pending the decision of the Supreme Court, Northern Orion will make submissions to the first instance court to address value. The outcome of this case is uncertain and cannot be reasonably estimated.

The Company has received assessments from the Brazilian federal tax authorities disallowing certain deductions relating to debentures for the periods 2007-2010. The Company believes these debentures were issued on commercial terms permitted under applicable laws and is challenging these assessments. As such, the Company does not believe it is probable that any amounts will be paid with respect to these assessments with the Brazilian authorities and the amount and timing of any assessments cannot be reasonably estimated.

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